Reitar Logtech Holdings Limited

Unit 801, 8th Floor, Tower 2, The Quayside

77 Hoi Bun Road, Kwun Tong, Kowloon, Hong Kong

October 22, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention: Catherine De Lorenzo

Re:	Reitar Logtech Holdings Limited

Application for Withdrawal of Registration Statement on Form F-3

Filed on November 28, 2025

File No. 333-291836

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Reitar Logtech Holdings Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (the “Company”), hereby respectfully requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the immediate withdrawal of the Company’s Registration Statement on Form F-3 (File No. 333-291836), together with all exhibits thereto (collectively, the “Registration Statement”), which was initially filed with the Commission on November 28, 2025.

The Company is withdrawing the F-3 Registration Statement on grounds that the withdrawal of the F-3 Registration Statement is consistent with the public interest and protection of investors, as contemplated by paragraph (a) of Rule 477 of the Securities Act.

The Company confirms that the Registration Statement has not been declared effective by the Commission and that no securities have been issued or sold pursuant to the Registration Statement.

The Company further requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statements be credited to the Company’s account to be offset against the filing fee for future use by the Company or an affiliate of the Company.

Pursuant to the requirements of Rule 477 under the Securities Act, the Company has duly caused this request for withdrawal to be signed on its behalf by the undersigned, thereunto duly authorized.

Should you have any questions regarding this application for withdrawal, please contact our legal counsel to the Company, William Ho of Morgan, Lewis & Bockius LLP, at 852.3551.8513 or william.ho@morganlewis.com

Very truly yours,

Reitar Logtech Holdings Limited

By:	/s/ Kin Chung Chan
Name:	Kin Chung Chan
Title:	Director, Chairman and Chief Executive Officer